Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in Thousands)

	Company
	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010
Pretax (loss) income from operations (a)	$40,407	$61,319	$109,595	$84,542	$28,498	$27,293	$5,254
Fixed charges:
Interest expense	25,461	22,174	17,953	15,817	16,196	7,997	8,241
Financing costs amortization	1,536	1,646	1,857	1,616	3,063	649	2,366
Interest portion of rental expense (b)	1,458	2,159	2,388	2,407	2,827	1,483	1,384

Total fixed charges	28,455	25,979	22,198	19,840	22,086	10,129	11,991

Earnings (loss) before income taxes and fixed charges	$68,862	$87,298	$131,793	$104,382	$50,584	$37,422	$17,245

Ratio of earnings to fixed charges (c)	2.4	3.4	5.9	5.3	2.3	3.7	1.4
Earnings Deficiency (d)	$—	$—	$—	$—	$—	$—	$—

(a)	For this purpose, earnings include pre-tax income from continuing operations before adjustments for minority interests in consolidated subsidiaries and income or loss from equity investees.
(b)	The Company uses one-third of rental expense as an estimation of interest within rental expense.
(c)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges.
(d)	The deficiencies for the periods where earnings were inadequate to cover fixed charges are noted in the schedule above.